March 27, 2020

Grant E. Pickering
President and Chief Executive Officer
SutroVax, Inc.
353 Hatch Drive
Foster City, California 94404

       Re: SutroVax, Inc.
           Amendment No. 3 to Draft Registration Statement on Form S-1 Submitted March 13, 2020
           CIK No. 0001649094

Dear Mr. Pickering:

      We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 3 to Draft Registration Statement on Form S-1

Prospectus Summary, page 1

1. We note your revised disclosure in response to our prior comment 1. Please remove your statements here and elsewhere in the prospectus that you believe that SVX-24, if approved, has the potential to become the most broad-spectrum pneumococcal conjugate vaccine addressing the $7 billion global pneumococcal vaccine market. Please also revise your statements here and elsewhere in the prospectus that you believe that you are developing potentially "best-in-class" vaccines. This language implies that your product candidates will be effective and will be better than competing vaccines, neither of which is appropriate at this stage of development.
 Grant E. Pickering
SutroVax, Inc.
March 27, 2020
Page 2

       You may contact Michael Fay at 202-551-3812 or Al Pavot at 202-551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact
Ada D. Sarmento at 202-551-3798 or Celeste Murphy at 202-551-3257 with any other questions.



                                                         Sincerely,
FirstName LastNameGrant E. Pickering
                                                         Division of
Corporation Finance
Comapany NameSutroVax, Inc.
                                                         Office of Life
Sciences
March 27, 2020 Page 2
cc:       Robert W. Phillips, Esq.
FirstName LastName